UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Quarter of 2025

The preliminary financial performance figures for Woori Financial Group for the three-month period ended on March 31, 2025, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2025	4Q 2024	% Change Increase (Decrease)	1Q 2024	% Change Decrease
Revenue*	Specified Quarter	9,657,830	15,502,583	(37.70)	12,851,295	(24.85)
	Cumulative Basis	9,657,830	46,680,933	—	12,851,295	(24.85)
Operating Income	Specified Quarter	867,834	674,160	28.73	1,150,689	(24.58)
	Cumulative Basis	867,834	4,255,190	—	1,150,689	(24.58)
Income before	Specified Quarter	863,166	631,278	36.73	1,143,957	(24.55)
Income Tax Expense	Cumulative Basis	863,166	4,222,847	—	1,143,957	(24.55)
Net Income	Specified Quarter	653,504	454,071	43.92	838,911	(22.10)
	Cumulative Basis	653,504	3,171,469	—	838,911	(22.10)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	615,639	426,128	44.47	824,001	(25.29)
	Cumulative Basis	615,639	3,085,995	—	824,001	(25.29)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Quarter of 2025

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the three-month period ended on March 31, 2025, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2025	4Q 2024	% Change Increase (Decrease)	1Q 2024	% Change Decrease
Revenue*	Specified Quarter	8,461,574	14,205,705	(40.44)	11,719,621	(27.80)
	Cumulative Basis	8,461,574	41,881,143	—	11,719,621	(27.80)
Operating Income	Specified Quarter	813,629	743,376	9.45	1,076,844	(24.44)
	Cumulative Basis	813,629	4,069,308	—	1,076,844	(24.44)
Income before	Specified Quarter	816,751	694,031	17.68	1,067,607	(23.50)
Income Tax Expense	Cumulative Basis	816,751	4,008,987	—	1,067,607	(23.50)
Net Income	Specified Quarter	634,166	516,295	22.83	791,989	(19.93)
	Cumulative Basis	634,166	3,046,936	—	791,989	(19.93)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	633,060	515,011	22.92	789,472	(19.81)
	Cumulative Basis	633,060	3,039,372	—	789,472	(19.81)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 25, 2025	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President